UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on December 9, 2024, SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”) held an extraordinary general meeting (the “Meeting”) of shareholders. At the meeting, among other resolutions approved, the shareholders of the Company adopted the following resolution:

That:

(i)	18,625,961 issued ordinary shares of a nominal or par value of US$0.0001 each held by the existing shareholders of the Company be consolidated into 2,328,246 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(ii)	481,374,039 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into 60,171,754 ordinary shares of a par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(iii)	no fractional shares be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to a fractional share upon the share consolidation, the total number of shares to be received by such shareholder may be rounded up to the nearest whole number, with effect from 13 December 2024; and

(iv)	as a consequence of the above, the authorised share capital of the Company will be changed with effect from 13 December 2024:

FROM: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each,

TO: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each.

The share consolidation will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on April 7, 2025, whereupon the Ordinary Shares will begin trading. Prior to the share consolidation, the Company had 28,318,367 Ordinary Shares outstanding, and after the share consolidation, the Company shall have 3,539,783 Ordinary Shares outstanding (subject to any rounding up of fractional shares). The Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “SPPL” and under the CUSIP Number of G8192U115.

Exhibit Index

Exhibit No.	Description
99.1	Amended and Restated Memorandum of Association (effective 13 December 2024)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: April 3, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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